Exhibit 99.1

Origin Agritech Announces World’s First Genetically Modified Phytase Corn

Phytase Corn developed by Leading Biotech Scientists in China

GM Phytase Corn Saves Feed Costs and Improves the Environment

BEIJING--(BUSINESS WIRE)--Origin Agritech Limited (NASDAQ GS: SEED) (“Origin”), a leading technology-focused supplier of crop seeds and agri-biotech research in China, today announced it has licensed a new genetically modified corn to officially introduce the next generation of corn product into China. Origin’s phytase corn is expected to be one of the first transgenic corn approved and sold commercially into the domestic marketplace. Transgenic phytase corn is expected to be commercially launched in 2009.

Phytase is currently used as an additive in animal feed to breakdown phytic acid in corn, which holds 60% of the phosphorus in corn. Phytase increases phosphorus absorption in animals by 60%. Phosphorus is an essential element for the growth and development of all animals, and plays key roles in skeletal structure and in vital metabolic pathways. Phytase, as an additive for animal feed, is mandatory in Europe, Southeast Asia, South Korea, Japan, Taiwan for environmental purposes.

The worldwide phytase potential market size is US$500 million, including US$200 million for China alone, according to the China Feed Industry Study. The corn seed market in China is estimated at US$1 billion. While currently microbiology is universally used to produce phytase, Origin plans to be the world’s first to introduce transgenic phytase corn.

Phytase transgenic corn, developed by and licensed from the Chinese Academy of Agricultural Science (CAAS) after 7 years of study, will allow animal feed producers the ability to eliminate purchasing phytase and corn separately. It will eliminate the need for mixing the two ingredients together, saving time, machinery, and labor for the animal feed producers.

“Phytic acid, the main form of phosphorous in plant-origin animal feeds, is poorly available to monogastric animals as they lack the enzyme capable of hydrolyzing phytic acid to release phosphate. Genetic modification is the world class standard and that is where China is moving,” Dr. Yun-Liu Fan, a distinguished scientist of CAAS and member of the Chinese Academy of Engineering commented. She continued, “our genetically modified corn will reduce the need for such phosphate supplements and reduce feed costs. We partnered with Origin because of their strong execution ability, research and production capability, and sales network to benefit the Chinese animal nutrition market.”

Origin’s GMO phytase-producing corn is expected to reduce the need for inorganic phosphate supplements as animals will directly absorb more phosphate from their feed, reducing animal feed’s high cost. Inorganic phosphates may be contaminated with fluorin and heavy metal residues created in the manufacturing process. These fluorin and heavy metal residues in the feedstuff are toxic to animals, and dangerous to humans.

In China, annual fecal phosphorus from animals totals 2.5 million tons which has led to serious environmental problem. The usage of this product should also reduce the phosphorus pollution caused by animal waste and excess fertilizer use. Phytic acid in animal manure is a major source of phosphate pollution. Phytase decreases the excretion of organic phosphorus in feces by 40%, thus largely reducing phosphate pollution.

Phytase transgenic corn has passed the Ministry of Agriculture evaluation for safety in the transgenic "intermediate-test" and "environmental-release" stages and is currently in the final stage of evaluation for "production test" safety.

The Chinese animal feed market is large and increasing to fill the growing demand for meat products by the large populations in China. On average, people in more developed countries consume an average of 75 kilograms (kg) of meat annually with recent meat consumption in China at only 23kg per person annually. However, China is the world’s leading pork producer with over 50% of the world's production and consumption. Over 530 million hogs are raised annually in China, as pork is the traditional meat of the Chinese people and represents approximately 65% of all meats consumed in the country. According to RTT news, official data revealed that prices of food items soared in early January 2008, and pork prices climbed 43% on an annual basis in January 2008. China’s rising middle class is demanding more meat consumption, as it is estimated that for every 1% increase in take-home pay, the average Chinese family will increase its meat consumption by 2%.

Dr. Gengchen Han, Origin’s Chairman and Co-Chief Executive Officer, said, “In the past few years, our focus on key biotechnology has accelerated significantly. With our 40 in-house R&D professionals mainly engaged in the research of genetic transformation, molecular biomarker testing and genetic mapping activities, and our external alliances with top agriculture biotech research institutions in China, Origin has established several genetic engineering plant technology platforms which include herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance in corn inbred lines. We look forward to the commercial roll-out of Phytase corn seeds.”

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (Nasdaq: SEED) is one of China’s leading, vertically-integrated agricultural technology company specializing in hybrid seed research, development and production to supply the growing populations of China and Southeast Asia. Origin develops, grows, processes, and markets hybrid seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,200 distributors. The hybrid seed industry is estimated at US$2 billion and that is expected to double by 2010. The animal nutrition market is estimated at US$1.6 billion. The Company currently operates facilities in 30 of China’s 32 provinces as well as Beijing. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed and commercialized a proprietary seed portfolio of twelve corn hybrids, twelve rice hybrids and two canola hybrids. For further information, please log on www.originagritech.com.

Forward Looking Statements

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its transition report on Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving Kau, 760-918-1781
Vice President, Finance
Irving.kau@originseed.com.cn
or
Investor Relations
Global Consulting Group
Kevin Theiss/Dixon Chen
646-284-9409
ktheiss@hfgcg.com
dchen@hfgcg.com